Certificate of Amendment of

The Certificate of Incorporation of

Corning Natural Gas Holding Corporation

Under Section 805 of the Business Corporation Law

The undersigned, being the President and Chief Executive Officer of Corning Natural Gas Holding Corporation (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is Corning Natural Gas Holding Corporation.

SECOND: The original Certificate of Incorporation of the Corporation was filed by the Department of State of the State of New York on July 19, 2013.

THIRD: On the date of this Certificate of Amendment, 255,500 shares of the Corporation’s Preferred Stock are designated as 6% Series A Cumulative Preferred Stock. The Certificate of Incorporation is hereby amended to increase the number of shares designated as 6% Series A Cumulative Preferred Stock from 255,500 shares to 261,500 shares.

FOURTH: Pursuant to Section 502(c) of the Business Corporation Law and subparagraph (b) of Paragraph FOURTH “Authorized Shares” of the Certificate of Incorporation, subparagraph (c) “6% Series A Cumulative Preferred Stock”, Section 1 “Designation and Amount” of Paragraph FOURTH of the Certificate of Incorporation is hereby amended replacing the number 255,500 as the number of shares of Preferred Stock designated as 6% Series A Cumulative Preferred Stock, with the number 261,500, to read in its entirety as follows:

“(c) 6% Series A Cumulative Preferred Stock.

Section 1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as the “6% Series A Cumulative Preferred Stock” (the “Series A Cumulative Preferred Stock”). The Series A Cumulative Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall be 261,500. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Series A Cumulative Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved, if any, for issuance upon the exercise of outstanding options, rights or warrants or upon the exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series A Cumulative Preferred Stock. The Series A Cumulative Preferred Stock shall be on parity for all purposes, including, without limitation, dividends, liquidation, voting rights, and redemption, other than date of redemption and redemption price, with the Corporation’s Series B Cumulative Preferred Stock (the “Series B Convertible Preferred Stock”), and any other series of Preferred Stock by its terms on parity as to dividends, liquidation preference, voting rights and redemption, other than date of redemption and redemption price (“Series A Parity Stock”).

FIFTH: This Certificate of Amendment was approved by the unanimous written consent of the Board of Directors of the Corporation on June 25, 2020, as proved in Section 502(c) and Section 803(c) of the Business Corporation Law.

In Witness Whereof, the undersigned has signed this Certificate of Amendment on June 25, 2020.

/s/ Michael I German

Michael I. German,

President and Chief Executive Officer